As filed with the Securities and Exchange Commission on June 2, 2006
Registration Statement No. 333-_______

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Crosstex Energy, Inc.
(Exact name of registrant as specified in its charter)

Delaware	52-2235832
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
2501 Cedar Springs
Suite 100
Dallas, Texas 75201
(214) 953-9500
(Address, including zip code, and telephone number,
including area code, of registrants’ principal executive offices)

William W. Davis
Crosstex Energy, Inc.
2501 Cedar Springs
Suite 100
Dallas, Texas 75201
(214) 953-9500
(Name, address, including zip code, and telephone number,
including area code, of agent for service)
Copy to:
Douglass M. Rayburn
Baker Botts L.L.P.
2001 Ross Avenue
Dallas, Texas 75201-2980
Telephone: (214) 953-6500
Facsimile: (214) 953-6503

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.
If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐
If any of the securities being registered on this form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: ☑
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☑
If this Form is a post-effective amendment to a registration statement filed pursuant to general Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Proposed
Title of each class of	maximum aggregate
securities to be registered	offering price(1)
Common Stock, par value $.01 per share
Preferred Stock, par value $.01 per share
Warrants
Stock Purchase Contracts

(1)	The registrant is registering hereby an unspecified amount of securities of each identified class of securities and is relying on Rules 456(b) and 457(r). Separate consideration may or may not be received for securities that are issuable on exercise, conversion or exchange of other securities. In accordance with Rules 456(b) and 457(r), the registrant is deferring payment of all of the registration fee.

PROSPECTUS
Crosstex Energy, Inc.
COMMON STOCK
PREFERRED STOCK
WARRANTS
STOCK PURCHASE CONTRACTS
The following securities may be offered under this prospectus:
•	Common stock;

•	Preferred stock;

•	Warrants; and

•	Stock purchase contracts.
     We will offer the securities in amounts, at prices and on terms to be determined by market conditions at the time of our offerings. This prospectus describes only the general terms of these securities and the general manner in which we will offer the securities. The specific terms of any securities we offer will be included in a supplement to this prospectus. The prospectus supplement will describe the specific manner in which we will offer the securities and also may add, update or change information contained in this prospectus. The common stock is traded on the Nasdaq National Market under the symbol “XTXI.”
          You should read this prospectus and the prospectus supplement carefully before you invest in any of our securities. This prospectus may not be used to consummate sales of our securities unless it is accompanied by a prospectus supplement.
          Investing in our securities involves risk. You should carefully consider the risk factors described under “Risk Factors” beginning on page 2 of this prospectus before you make any investment in our securities.
          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is June 2, 2006

          You should rely only on the information contained in this prospectus, any prospectus supplement and the documents we have incorporated by reference. We have not authorized anyone else to give you different information. We are not offering these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents. We will disclose any material changes in our affairs in an amendment to this prospectus, a prospectus supplement or a future filing with the Securities and Exchange Commission incorporated by reference in this prospectus.

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ABOUT THIS PROSPECTUS
          This prospectus relates to common stock, preferred stock, warrants for equity securities and stock purchase contracts which we may sell from time to time in one or more offerings. The preferred shares and warrants may be convertible into or exerciseable or exchangeable for shares of our common stock or other securities.
          Each time we sell securities under this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering and the securities being offered. The prospectus supplement also may add to, update or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in the prospectus supplement. You should read carefully this prospectus, any prospectus supplement and the additional information described below under the heading “Where You Can Find More Information.”
          As used in this prospectus, “we,” “us” and “our” and similar terms mean Crosstex Energy, Inc., unless the context indicates otherwise. References in this prospectus to “Crosstex Energy, L.P.,” the “Partnership,” “CELP,” or like terms refer to Crosstex Energy, L.P. itself or Crosstex Energy, L.P. and its consolidated subsidiaries. References in this prospectus to “Crosstex Energy GP, L.P.,” the “general partner,” the “Partnership’s general partner” or like terms refer to Crosstex Energy GP, L.P. Crosstex Energy GP, L.P. is the general partner of Crosstex Energy, L.P.
WHO WE ARE
     We are a publicly traded Delaware corporation, formed on April 28, 2000 to engage through our subsidiaries in the gathering, transmission, treating, processing and marketing of natural gas and natural gas liquids, or NGLs. We completed our initial public offering in January 2004. On July 12, 2002 we formed Crosstex Energy, L.P., a Delaware limited partnership, to acquire indirectly substantially all of the assets, liabilities and operations of its predecessor, Crosstex Energy Services, Ltd. Our assets consist almost exclusively of partnership interests in Crosstex Energy, L.P., a publicly traded limited partnership engaged in gathering, transmission, treating, processing and marketing of natural gas and NGLs. Crosstex Energy, L.P. engages, through its subsidiaries, connects the wells of natural gas producers in the geographic areas of its gathering systems in order to purchase the gas production, treats natural gas to remove impurities to ensure that it meets pipeline quality specifications, processes natural gas for the removal of natural gas liquids or NGLs, transports natural gas and ultimately provides an aggregated supply of natural gas to a variety of markets. In addition, the Partnership purchases natural gas from producers not connected to its gathering systems for resale and sells natural gas on behalf of producers for a fee. Our partnership interests consist of (i) 2,999,000 common units and 7,001,000 subordinated units, representing approximately 38% of the limited partner interests in Crosstex Energy, L.P. and (ii) 100% ownership interest in Crosstex Energy GP, L.P., the general partner of Crosstex Energy, L.P., which owns the 2.0% general partner interest and all of the incentive distribution rights in Crosstex Energy, L.P. Our cash flows consist almost exclusively of distributions from the Partnership on the partnership interests we own. The Partnership is required by its partnership agreement to distribute all its cash on hand at the end of each quarter, less reserves established by its general partner in its sole discretion to provide for the proper conduct of the Partnership’s business or to provide for future distributions.
     The Partnership’s general partner, Crosstex Energy GP, L.P., is a Delaware limited partnership. Crosstex Energy GP, LLC, a Delaware limited liability company, is Crosstex Energy GP, L.P.’s general partner. The Partnership’s general partner is managed by its general partner, Crosstex Energy GP, LLC, which has ultimate responsibility for conducting Partnership business and managing its operations.
          Our executive offices are located at 2501 Cedar Springs, Suite 100, Dallas, Texas 75201, and our telephone number is (214) 953-9500.

RISK FACTORS
          An investment in the securities involves a significant degree of risk, including the risks described below. you should carefully consider the following risk factors together with all of the other information included in this prospectus, any prospectus supplement and the documents we have incorporated by reference into this document in evaluating an investment in the securities.
          If any of the following risks actually were to occur, our business, financial condition or results of operations could be affected materially and adversely. In that case, we may be unable to make distributions to our unitholders or pay interest on, or the principal on, any debt securities, the trading price of our securities could decline and you could lose all or part of your investment.
Risks Inherent in Our Business
Our cash flow consists almost exclusively of distributions from Crosstex Energy, L.P.
          Our only cash-generating assets are our partnership interests in Crosstex Energy, L.P. Our cash flow is therefore completely dependent upon the ability of the Partnership to make distributions to its partners. The amount of cash that the Partnership can distribute to its partners, including us, each quarter principally depends upon the amount of cash it generates from its operations, which will fluctuate from quarter to quarter based on, among other things:
•	the amount of natural gas transported in its gathering and transmission pipelines;

•	the level of the Partnership’s processing and treating operations;

•	the fees the Partnership charges and the margins it realizes for its services;

•	the price of natural gas;

•	the relationship between natural gas and NGL prices; and

•	its level of operating costs.
     In addition, the actual amount of cash the Partnership will have available for distribution will depend on other factors, some of which are beyond its control, including:
•	the level of capital expenditures the Partnership makes;

•	the cost of acquisitions, if any;

•	its debt service requirements;

•	fluctuations in its working capital needs;

•	restrictions on distributions contained in its bank credit facility;

•	its ability to make working capital borrowings under its bank credit facility to pay distributions;

•	prevailing economic conditions; and

•	the amount of cash reserves established by the general partner for the proper conduct of its business.
We are largely prohibited from engaging in activities that compete with the Partnership.
          So long as we own the general partner of the Partnership, we are prohibited by an omnibus agreement with the Partnership from engaging in the business of gathering, transmitting, treating, processing, storing and marketing natural gas and transporting, fractionating, storing and marketing NGLs, except to the extent that the Partnership, with the concurrence of its independent directors comprising its conflicts committee, elects not to engage in a particular acquisition or expansion opportunity. This exception for competitive activities is relatively limited.

Although we have no current intention of pursuing the types of opportunities that we are permitted to pursue under the omnibus agreement such as competitive opportunities that the Partnership declines to pursue or permitted activities that are not competition with the Partnership, the provisions of the omnibus agreement may, in the future, limit activities that we would otherwise pursue.
In our corporate charter, we have renounced business opportunities that may be pursued by the Partnership or by affiliated stockholders that hold a majority of our common stock.
     In our restated charter and in accordance with Delaware law, we have renounced any interest or expectancy we may have in, or being offered an opportunity to participate in, any business opportunities, including any opportunities within those classes of opportunity currently pursued by the Partnership, presented to:
•	persons who are officers or directors of the company or who, on October 1, 2003, were, and at the time of presentation are, stockholders of the company (or to persons who are affiliates or associates of such officers, directors or stockholders), if the company is prohibited from participating in such opportunities by the omnibus agreement; or

•	two affiliated stockholders with a substantial interest in our company, Yorktown Energy Partners IV, L.P. and Yorktown Energy Partners V, L.P., or any other investment fund sponsored or managed by Yorktown Partners LLC, including any fund still to be formed, or to any of our directors who is an affiliate or designate of these entities.
     As a result of this renunciation, these officers, directors and stockholders should not be deemed to be breaching any fiduciary duty to us if they or their affiliates or associates pursue opportunities presented as described above.
Substantially all of our partnership interests in the Partnership are subordinated to the common units.
     We own 10,000,000 units representing limited partner interests in the Partnership, of which 7,001,000 are subordinated units and 2,999,000 are common units. During the subordination period, the subordinated units will not receive any distributions in a quarter until the Partnership has paid the minimum quarterly distribution of $0.25 per unit, plus any arrearages in the payment of the minimum quarterly distribution from prior quarters, on all of the outstanding common units. Distributions on the subordinated units are therefore more uncertain than distribution on the common units. Furthermore, no distributions may be made on the incentive distribution rights until the minimum quarterly distribution has been paid on all outstanding units. Therefore, distributions with respect to the incentive distribution rights are even more uncertain than distributions on the subordinated units. Neither the subordinated units nor the incentive distribution rights are entitled to any arrearages from prior quarters.
     Generally, the subordination period ends, and the subordinated units convert to common units, only after December 31, 2007 and only upon the satisfaction of certain financial tests.
Although we control the Partnership, the general partner owes fiduciary duties to the Partnership and the unitholders.
          Conflicts of interest exist and may arise in the future as a result of the relationship between us and our affiliates, including the general partner, on the one hand, and the Partnership and its limited partners, on the other hand. The directors and officers of Crosstex Energy GP, LLC have fiduciary duties to manage the general partner in a manner beneficial to us, its owner. At the same time, the general partner has a fiduciary duty to manage the Partnership in a manner beneficial to the Partnership and its limited partners. The board of directors of Crosstex Energy GP, LLC will resolve any such conflict and has broad latitude to consider the interests of all parties to the conflict. The resolution of these conflicts may not always be in our best interest or that of our stockholders.
     For example, conflicts of interest may arise in the following situations:
•	the allocation of shared overhead expenses to the Partnership and us;

•	the interpretation and enforcement of contractual obligations between us and our affiliates, on the one hand, and the Partnership, on the other hand, including obligations under the omnibus agreement;

•	the determination of the amount of cash to be distributed to the Partnership’s partners and the amount of cash to be reserved for the future conduct of the Partnership’s business;

•	the determination whether to make borrowings under the capital facility to pay distributions to partners; and

•	any decision we make in the future to engage in activities in competition with the Partnership as permitted under our omnibus agreement with the Partnership.
If the general partner is not fully reimbursed or indemnified for obligations and liabilities it incurs in managing the business and affairs of the Partnership, its value, and therefore the value of our common stock, could decline.
          The general partner may make expenditures on behalf of the Partnership for which it will seek reimbursement from the Partnership. In addition, under Delaware partnership law, the general partner, in its capacity as the general partner of the Partnership, has unlimited liability for the obligations of the Partnership, such as its debts and environmental liabilities, except for those contractual obligations of the Partnership that are expressly made without recourse to the general partner. To the extent the general partner incurs obligations on behalf of the Partnership, it is entitled to be reimbursed or indemnified by the general partner. In the event that the Partnership is unable or unwilling to reimburse or indemnify the general partner, the general partner may be unable to satisfy these liabilities or obligations, which would reduce its value and therefore the value of our common stock.
Acquisitions by the Partnership typically increase its debt and subject it to other substantial risks, which could adversely affect its results of operations.
          The Partnership’s future financial performance will depend, in part, on its ability to make acquisitions of assets and businesses at attractive prices. From time to time, the Partnership will evaluate and seek to acquire assets or businesses that it believes complements existing business and related assets. The Partnership may acquire assets or businesses that it plans to use in a manner materially different from their prior owner’s use. Any acquisition involves potential risks, including:
•	the inability to integrate the operations of acquired businesses or assets;

•	the diversion of management’s attention from other business concerns;

•	the loss of customers or key employees from the acquired businesses;

•	a significant increase in the Partnership’s indebtedness; and

•	potential environmental or regulatory liabilities and title problems.
     Management’s assessment of these risks is necessarily inexact and may not reveal or resolve all existing or potential problems associated with an acquisition. Realization of any of these risks could adversely affect the Partnership’s operations and cash flows. If the Partnership consummates any future acquisition, its capitalization and results of operations may change significantly, and you will not have the opportunity to evaluate the economic, financial and other relevant information that the Partnership will consider in determining the application of these funds and other resources.
     The Partnership continues to consider large acquisition candidates and transactions. The integration, financial and other risks discussed above will be amplified if the size of the Partnership’s future acquisitions increases.
     The Partnership’s acquisition strategy is based, in part, on expectation of ongoing divestitures of gas processing and transportation assets by large industry participants. A material decrease in such divestitures will limit the Partnership’s opportunities for future acquisitions and could adversely affect its growth plans.
The Partnership is vulnerable to operational, regulatory and other risks associated with South Louisiana and the Gulf of Mexico, including the effects of adverse weather conditions such as hurricanes, because a significant portion of its assets are located in South Louisiana.

          The Partnership’s operations and revenues will be significantly impacted by conditions in South Louisiana because the Partnership has a significant portion of its assets located in South Louisiana. This concentration of activity makes the Partnership more vulnerable than many of its competitors to the risks associated with Louisiana and the Gulf of Mexico, including:
•	adverse weather conditions, including hurricanes and tropical storms;

•	delays or decreases in production, the availability of equipment, facilities or services; and

•	changes in the regulatory environment.
     Because a significant portion of the Partnership’s operations could experience the same condition at the same time, these conditions could have a relatively greater impact on the Partnership’s results of operations than they might have on other midstream companies who have operations in a more diversified geographic area.
     In addition, the Partnership’s operations in South Louisiana are dependent upon continued deep shelf drilling in the Gulf of Mexico. The deep shelf in the Gulf of Mexico is an area that has had limited historical drilling activity. This is due, in part, to its geological complexity and depth. Deep shelf development is more expensive and inherently more risky than conventional shelf drilling. A decline in the level of deep shelf drilling in the Gulf of Mexico could have a adverse effect on the Partnership’s financial condition and results of operations.
The Partnership’s profitability is dependent upon prices and market demand for natural gas and NGLs, which are beyond its control and have been volatile.
          The Partnership is subject to significant risks due to fluctuations in commodity prices. These risks are based upon three components of the Partnership’s business: (1) it purchases certain volumes of natural gas at a price that is a percentage of a relevant index; (2) certain processing contracts for its Gregory system and its Plaquemine and Gibson processing plants expose it to natural gas and NGL commodity price risks; and (3) part of its fees from its Conroe and Seminole gas plants as well as those acquired in the El Paso Acquisition are based on a portion of the NGLs produced, and, therefore, is subject to commodity price risks.
          The margins the Partnership realizes from purchasing and selling a portion of the natural gas that it transports through its pipeline systems decrease in periods of low natural gas prices because its gross margins related to such purchases are based on a percentage of the index price. For the years ended December 31, 2004 and 2005, the Partnership purchased approximately 9% and 7.5%, respectively, of its gas at a percentage of relevant index. Accordingly, a decline in the price of natural gas could have an adverse impact on its results of operations.
          A portion of the Partnership’s profitability is affected by the relationship between natural gas and NGL prices. For a component of the Partnership’s Gregory system and its Plaquemine plant and Gibson plant volumes, the Partnership purchases natural gas, processes natural gas and extracts NGLs, and then sells the processed natural gas and NGLs. A portion of the Partnership’s profits from the plants acquired in the El Paso Acquisition is dependent on NGL prices and elections by the Partnership and the producers. In cases where the Partnership processes gas for producers when they have the ability to decide whether to process their gas, the Partnership may elect to receive a processing fee or it may retain and sell the NGLs and keep the producer whole on its sale of natural gas. Since the Partnership extracts energy content, which it measures in Btus, from the gas stream in the form of the liquids or consumes it as fuel during processing, the Partnership reduces the Btu content of the natural gas. Accordingly, the Partnership’s margins under these arrangements can be negatively affected in periods in which the value of natural gas is high relative to the value of NGLs.
          In the past, the prices of natural gas and NGLs have been extremely volatile and we expect this volatility to continue. For example, in 2004, the NYMEX settlement price for natural gas for the prompt month contract ranged from a high of $7.98 per MMBtu to a low of $5.08 per MMBtu. In 2005, the same index ranged from $13.91 per MMBtu to $6.12 per MMBtu. A composite of the OPIS Mt. Belvieu monthly average liquids price based upon the Partnership’s average liquids composition in 2004 ranged from a high of approximately $0.98 per gallon to a low of approximately $0.66 per gallon. In 2005, the same composite ranged from approximately $1.17 per gallon to approximately $0.80 per gallon.
          The Partnership may not be successful in balancing its purchases and sales. In addition, a producer could fail to deliver contracted volumes or deliver in excess of contracted volumes, or a consumer could purchase less than contracted volumes. Any of these actions could cause the Partnership’s purchases and sales not to be balanced. If the Partnership’s purchases and sales are not balanced, the Partnership will face increased exposure to commodity price risks and could have increased volatility on its operating income.
          The markets and prices for residue gas and NGLs depend upon factors beyond the Partnership’s control. These factors include demand for oil, natural gas and NGLs, which fluctuate with changes in market and economic conditions and other factors, including:
•	the impact of weather on the demand for oil and natural gas;

•	the level of domestic oil and natural gas production;

•	the level of domestic industrial and manufacturing activity;

•	the availability of imported oil and natural gas;

•	actions taken by foreign oil and gas producing nations;

•	the availability of local, intrastate and interstate transportation systems;

•	the availability and marketing of competitive fuels;

•	the impact of energy conservation efforts; and

•	the extent of governmental regulation and taxation.
The Partnership must continually compete for natural gas supplies, and any decrease in its supplies of natural gas could adversely affect its financial condition and results of operations.
          If the Partnership is unable to maintain or increase the throughput on its systems by accessing new natural gas supplies to offset the natural decline in reserves, its business and financial results could be materially, adversely affected. In addition, the Partnership’s future growth will depend, in part, upon whether it can contract for additional supplies at a greater rate than the rate of natural decline in its currently connected supplies.
          In order to maintain or increase throughput levels in the Partnership’s natural gas gathering systems and asset utilization rates at its treating and processing plants, the Partnership must continually contract for new natural gas supplies. The Partnership may not be able to obtain additional contracts for natural gas supplies. The primary factors affecting the Partnership’s ability to connect new wells to its gathering facilities include its success in contracting for existing natural gas supplies that are not committed to other systems and the level of drilling activity near its gathering systems. Fluctuations in energy prices can greatly affect production rates and investments by third parties in the development of new oil and natural gas reserves. Drilling activity generally decreases as oil and natural gas prices decrease. Tax policy changes could have a negative impact on drilling activity, reducing supplies of natural gas available to the Partnership’s systems. The Partnership has no control over producers and depends on them to maintain sufficient levels of drilling activity. A material decrease in natural gas production or in the level of drilling activity in the Partnership’s principal geographic areas for a prolonged period, as a result of depressed commodity prices or otherwise, likely would have a material adverse effect on its results of operations and financial position.
A substantial portion of the Partnership’s assets are connected to natural gas reserves that will decline over time, and the cash flows associated with those assets will decline accordingly.
          A substantial portion of the Partnership’s assets, including its gathering systems and treating plants, is dedicated to certain natural gas reserves and wells for which the production will naturally decline over time. Accordingly, the Partnership’s cash flows associated with these assets will also decline. If the Partnership is unable to access new supplies of natural gas either by connecting additional reserves to its existing assets or by constructing or acquiring new assets that have access to additional natural gas reserves, its cash flows may decline.
Growing the Partnership’s business by constructing new pipelines and processing and treating facilities subjects the Partnership to construction risks, risks that natural gas supplies will not be available upon completion of the facilities and risks of construction delay and additional costs due to obtaining rights-of-way.
          One of the ways the Partnership intends to grow its business is through the construction of additions to its existing gathering systems and construction of new pipelines and gathering, processing and treating facilities. The construction of pipelines and gathering, processing and treating facilities requires the expenditure of significant amounts of capital, which may exceed the Partnership’s expectations. Generally, the Partnership may have only limited natural gas supplies committed to these facilities prior to their construction. Moreover, the Partnership may construct facilities to capture anticipated future growth in production in a region in which anticipated production growth does not materialize. The Partnership may also rely on estimates of proved reserves in its decision to construct new pipelines and facilities, which may prove to be inaccurate because there are numerous uncertainties inherent in estimating quantities of proved reserves. As a result, new facilities may not be able to attract enough natural gas to achieve the Partnership’s expected investment return, which could adversely affect its results of operations and financial condition. In addition, the Partnership faces the risks of construction delay and additional costs due to obtaining rights-of-way.
The Partnership has limited control over the development of certain assets because it is not the operator.
          As the owner of non-operating interests in the Seminole gas processing plant, the Partnership does not have the right to direct or control the operation of the plant. As a result, the success of the activities conducted at the plant, which is operated by a third party, may be affected by factors outside of the Partnership’s control. The failure of the third-party operator to make decisions, perform its services, discharge its obligations, deal with regulatory agencies or comply with laws, rules and regulations affecting the plant, including environmental laws and regulations, in a proper manner could result in material adverse consequences to the Partnership’s interest and adversely affect the Partnership’s results of operations.
The Partnership expects to encounter significant competition in any new geographic areas into which it seeks to expand and its ability to enter such markets may be limited.
          As the Partnership expands its operations into new geographic areas, the Partnership expects to encounter significant competition for natural gas supplies and markets. Competitors in these new markets will include companies larger than the Partnership, which have both lower capital costs and greater geographic coverage, as well as smaller companies, which have lower total cost structures. As a result, the Partnership may not be able to successfully develop acquired assets and markets located in new geographic areas and its results of operations could be adversely affected.

The Partnership is exposed to the credit risk of its customers and counterparties, and a general increase in the nonpayment and nonperformance by its customers could have an adverse effect on its financial condition and results of operations.
          Risks of nonpayment and nonperformance by the Partnership’s customers are a major concern in its business. The Partnership is subject to risks of loss resulting from nonpayment or nonperformance by its customers. Any increase in the nonpayment and nonperformance by the Partnership’s customers could adversely affect its results of operations.
The Partnership may not be able to retain existing customers or acquire new customers, which would reduce its revenues and limit its future profitability.
          The renewal or replacement of existing contracts with the Partnership’s customers at rates sufficient to maintain current revenues and cash flows depends on a number of factors beyond the Partnership’s control, including competition from other pipelines, and the price of, and demand for, natural gas in the markets it serves.
          For the year ended December 31, 2005, approximately 74% of the Partnership’s sales of gas which were transported using its physical facilities were to industrial end-users and utilities. As a consequence of the increase in competition in the industry and volatility of natural gas prices, end-users and utilities are reluctant to enter into long-term purchase contracts. Many end-users purchase natural gas from more than one natural gas company and have the ability to change providers at any time. Some of these end-users also have the ability to switch between gas and alternate fuels in response to relative price fluctuations in the market. Because there are numerous companies of greatly varying size and financial capacity that compete with the Partnership in the marketing of natural gas, the Partnership often competes in the end-user and utilities markets primarily on the basis of price. The inability of the Partnership’s management to renew or replace its current contracts as they expire and to respond appropriately to changing market conditions could have a negative effect on its profitability.
The Partnership depends on certain key customers, and the loss of any key customer could adversely affect financial results.
          The Partnership derives a significant portion of its revenues from contracts with key customers. To the extent that these and other customers may reduce volumes of natural gas purchased under existing contracts, CELP would be adversely affected unless it was able to make comparably profitable arrangements with other customers. Agreements with key customers provide for minimum volumes of natural gas that each customer must purchase until the expiration of the term of the applicable agreement, subject to certain force majeure provisions. Customers may default on their obligations to purchase the minimum volumes required under the applicable agreements.
The Partnership’s business involves many hazards and operational risks, some of which may not be fully covered by insurance.
          The Partnership’s operations are subject to the many hazards inherent in the gathering, compressing, treating and processing of natural gas and storage of residue gas, including:
•	damage to pipelines, related equipment and surrounding properties caused by hurricanes, floods, fires and other natural disasters and acts of terrorism;

•	inadvertent damage from construction and farm equipment;

•	leaks of natural gas, NGLs and other hydrocarbons; and

•	fires and explosions.
     These risks could result in substantial losses due to personal injury and/or loss of life, severe damage to and destruction of property and equipment and pollution or other environmental damage and may result in curtailment or suspension of the Partnership’s related operations. The Partnership’s operations are concentrated in Texas, Louisiana and the Mississippi Gulf Coast, and a natural disaster or other hazard affecting this region could have a material adverse effect on its operations. The Partnership is not fully insured against all risks incident to its business. In accordance with typical industry practice, the Partnership does not have any property insurance on any of its underground pipeline systems that would cover damage to the pipelines. The Partnership is not insured against all environmental accidents that might occur, other than those considered to be sudden and accidental. The Partnership’s business interruption insurance covers only its Gregory processing plant. If a significant accident or event occurs that is not fully insured, it could adversely affect the Partnership’s operations and financial condition.
The threat of terrorist attacks has resulted in increased costs, and future war or risk of war may adversely impact the Partnership’s results of operations and its ability to raise capital.
          Terrorist attacks or the threat of terrorist attacks cause instability in the global financial markets and other industries, including the energy industry. Uncertainty surrounding retaliatory military strikes or a sustained military campaign may affect the Partnership’s operations in unpredictable ways, including disruptions of fuel supplies and markets, and the possibility that infrastructure facilities, including pipelines, production facilities, and transmission and distribution facilities, could be direct targets, or indirect casualties, of an act of terror. Instability in the financial markets as a result of terrorism, the war in Iraq or future developments could also affect the Partnership’s ability to raise capital.
          Changes in the insurance markets attributable to the threat of terrorist attacks have made certain types of insurance more difficult for the Partnership to obtain. The Partnership’s insurance policies now generally exclude acts of terrorism. Such insurance is not available at what the Partnership believes to be acceptable pricing levels. A lower level of economic activity could also result in a decline in energy consumption, which could adversely affect the Partnership’s revenues or restrict its future growth.
Federal, state or local regulatory measures could adversely affect the Partnership’s business.
          While the Federal Energy Regulatory Commission, or FERC, generally does not regulate any of the Partnership’s operations, directly or indirectly, FERC influences certain aspects of the Partnership’s business and the market for its products. As a raw natural gas gatherer, the Partnership generally is exempt from FERC regulation under the Natural Gas Act of 1938, or NGA, but FERC regulation still significantly affects the Partnership’s business. In recent years, FERC has pursued pro-competitive policies in its regulation of interstate natural gas pipelines. However, we cannot assure you that FERC will continue this approach as it considers matters such as pipeline rates and rules and policies that may affect rights of access to natural gas transportation capacity.
          Some of the Partnership’s intrastate natural gas transmission pipelines are subject to regulation as a common carrier and as a gas utility by the Texas Railroad Commission, or TRRC. The TRRC’s jurisdiction extends to both rates and pipeline safety. The rates the Partnership charges for transportation services are deemed just and reasonable under Texas law unless challenged in a complaint. Should a complaint be filed or should regulation become more active, the Partnership’s business may be adversely affected.
          Other state and local regulations also affect the Partnership’s business. The Partnership is subject to ratable take and common purchaser statutes in the states where it operates. Ratable take statutes generally require gatherers to take, without undue discrimination, natural gas production that may be tendered to the gatherer for handling. Similarly, common purchaser statutes generally require gatherers to purchase without undue discrimination as to source of supply or producer. These statutes have the effect of restricting the Partnership’s right as an owner of gathering facilities to decide with whom it contracts to purchase or transport natural gas. Federal law leaves any economic regulation of natural gas gathering to the states, and some of the states in which the Partnership operates have adopted complaint-based or other limited economic regulation of natural gas gathering activities. States in which the Partnership operates that have adopted some form of complaint-based regulation, like Oklahoma and Texas, generally allow natural gas producers and shippers to file complaints with state regulators in an effort to resolve grievances relating to natural gas gathering access and rate discrimination.
          The states in which the Partnership conducts operations administer federal pipeline safety standards under the Pipeline Safety Act of 1968. The “rural gathering exemption” under the Natural Gas Pipeline Safety Act of 1968 presently exempts substantial portions of the Partnership’s gathering facilities from jurisdiction under that statute, including those portions located outside of cities, towns, or any area designated as residential or commercial, such as a subdivision or shopping center. The “rural gathering exemption,” however, may be restricted in the future, and it does not apply to the Partnership’s natural gas transmission pipelines. In response to recent pipeline accidents in other parts of the country, Congress and the Department of Transportation have passed or are considering heightened pipeline safety requirements.
          Compliance with pipeline integrity regulations issued by the TRRC, or those issued by the United States Department of Transportation, or DOT, in December of 2003 could result in substantial expenditures for testing, repairs and replacement. TRRC regulations require periodic testing of all intrastate pipelines meeting certain size and location requirements. The Partnership’s costs relating to compliance with the required testing under the TRRC regulations were approximately $0.3 million for the year ended December 31, 2005 and $1.9 million in 2004 and the Partnership expects the costs for compliance with TRRC and DOT regulations to be $2.4 million in the aggregate during 2006 and 2007. If the Partnership’s pipelines fail to meet the safety standards mandated by the TRRC or the DOT regulations, then it may be required to repair or replace sections of such pipelines, the cost of which cannot be estimated at this time.
The Partnership’s business involves hazardous substances and may be adversely affected by environmental regulation.
          Many of the operations and activities of the Partnership’s gathering systems, plants and other facilities, including the natural gas and processing liquids business in South Louisiana recently acquired from El Paso, are subject to significant federal, state and local environmental laws and regulations. These laws and regulations impose obligations related to air emissions and discharge of pollutants from the Partnership’s facilities and the cleanup of hazardous substances and other wastes that may have been released at properties currently or previously owned or operated by the Partnership or locations to which it has sent wastes for treatment or disposal. Various governmental authorities have the power to enforce compliance with these regulations and the permits issued under them, and violators are subject to administrative, civil and criminal penalties, including civil fines, injunctions or both. Strict, joint and several liability may be incurred under these laws and regulations for the remediation of contaminated areas. Private parties, including the owners of properties through which the Partnership’s gathering systems pass, may also have the right to pursue legal actions to enforce compliance as well as to seek damages for non-compliance with environmental laws and regulations or for personal injury or property damage.
          There is inherent risk of the incurrence of significant environmental costs and liabilities in the Partnership’s business due to its handling of natural gas and other petroleum products, air emissions related to its operations, historical industry operations, waste disposal practices and the prior use of natural gas flow meters containing mercury. In addition, the possibility exists that stricter laws, regulations or enforcement policies could significantly increase the Partnership’s compliance costs and the cost of any remediation that may become necessary. The Partnership may incur material environmental costs and liabilities. Furthermore, the Partnership’s insurance may not provide sufficient coverage in the event an environmental claim is made against the Partnership.
          The Partnership’s business may be adversely affected by increased costs due to stricter pollution control requirements or liabilities resulting from non-compliance with required operating or other regulatory permits. New environmental regulations might adversely affect the Partnership’s products and activities, including processing, storage and transportation, as well as waste management and air emissions. Federal and state agencies could also impose additional safety requirements, any of which could affect the Partnership’s profitability.
The Partnership’s use of derivative financial instruments has in the past and could in the future result in financial losses or reduce its income.
          The Partnership uses over-the-counter price and basis swaps with other natural gas merchants and financial institutions, and it uses futures and option contracts traded on the New York Mercantile Exchange. Use of these instruments is intended to reduce the Partnership’s exposure to short-term volatility in commodity prices. The Partnership could incur financial losses or fail to recognize the full value of a market opportunity as a result of volatility in the market values of the underlying commodities or if one of its counterparties fails to perform under a contract.

Due to the Partnership’s lack of asset diversification, adverse developments in its gathering, transmission, treating, processing and producer services businesses would materially impact its financial condition.
          The Partnership relies exclusively on the revenues generated from its gathering, transmission, treating, processing and producer services businesses, and as a result its financial condition depends upon prices of, and continued demand for, natural gas and NGLs. Due to the Partnership’s lack of asset diversification, an adverse development in one of these businesses would have a significantly greater impact on its financial condition and results of operations than if it maintained more diverse assets.
The Partnership’s success depends on key members of its management, the loss or replacement of whom could disrupt its business operations.
          The Partnership depends on the continued employment and performance of the officers of Crosstex Energy GP, LLC and key operational personnel. Crosstex Energy GP, LLC has entered into employment agreements with each of its executive officers. If any of these officers or other key personnel resign or become unable to continue in their present roles and are not adequately replaced, the Partnership’s business operations could be materially adversely affected. The Partnership does not maintain any “key man” life insurance for any officers.
Risks Inherent in an Investment in Us
Crosstex Energy, L.P. could be treated as a corporation for federal income tax purposes, which would substantially reduce the amount of our cash dividends and our stock price.
          The value of our investment in the Partnership depends largely on the Partnership’s being treated as a partnership for federal income tax purposes, which requires that at least 90.0% of the Partnership’s annual gross income be from specific activities. The Partnership may not meet this income requirement or current law may change so as to cause, in either event, the Partnership to be treated as a corporation or otherwise be subject to federal income tax.
          If the Partnership were subject to federal income tax, it would pay tax on its income at corporate rates of up to 35.0% under current law and would probably pay state income taxes as well. In that event, its distributions to us could be taxed to us as dividends and no items of income, gains, losses or deductions of the Partnership would flow through to us as a partner in the Partnership. As a result, there would be a material reduction in our anticipated cash flow and there would likely be a material decrease in the value of our shares of common stock.
The amount of cash distributions from the Partnership that we will be able to distribute to you will be reduced by our expenses, including federal corporate income taxes and the costs of being a public company, and reserves for future dividends.
          Before we can pay dividends to our shareholders, we must first pay or reserve funds for our expenses, including federal and state corporate income taxes and the costs of being a public company and other operating expenses, and reserves for future dividends. In addition, we may reserve funds in order to meet our obligation to maintain our 2.0% general partner interest by making a capital contribution to the Partnership when it issues additional units.
          The Partnership expects that holders of units in the Partnership other than us will benefit, for a period of time, from tax basis adjustments and remedial allocations of deductions so that they will be allocated a relatively small amount of federal taxable income compared to the cash distributed to them. As a result of the remedial allocations of Partnership deductions that will be made in favor of such other holders, we will be allocated more taxable income relative to our distributions than those unitholders and the relative amount thereof may increase if the Partnership issues additional units. In addition, through our investment in the general partner of the Partnership, we indirectly own certain incentive distribution rights that will cause more taxable income to be allocated to us. If the Partnership is successful in implementing its strategy to increase distributable cash flow, such taxable income will increase over the years as the ratio of income to distributions increases for all unitholders.

     We currently have a net operating loss carryforward. We estimate that we will be able to use our net operating loss carryforward to offset most of the income allocated to us in fiscal 2004 by the Partnership. In future years, however, we do not expect to have this net operating loss carryforward to offset our income. As a result, we will have to pay tax on our federal taxable income at a maximum rate of 35.0% under current law. Thus, the amount of money available to make cash distributions to our stockholders will decrease markedly after we use all of our net operating loss carryforward. These tax payments will reduce the amount of our cash dividends that we are able to make to you and may adversely impact the value of your shares of common stock.
     Our use of this net operating loss carryforward will be limited if there is a greater than 50.0% change in our stock ownership over a three year period. However, we do not expect such a change in ownership to occur before we fully utilize our loss carryforward.
     Furthermore, our ability to pay dividends is limited by the Delaware General Corporation Law, which provides that a corporation may only pay dividends out of existing “surplus,” which is defined as the amount by which a corporation’s net assets exceeds its stated capital. While our ownership of the general partner and the common and subordinated units of the Partnership are included in our calculation of net assets, the value of these assets may decline to a level where we have no “surplus,” thus prohibiting us from paying dividends under Delaware law.
     The only statutory limit on the ability of the Partnership to make distributions is that it not be rendered insolvent as a result of the distribution.
Our governing documents, other agreements and the presence of controlling stockholders may frustrate beneficial transactions.
     Our restated certificate of incorporation and restated bylaws contain anti-takeover provisions, including provisions that provide for:
•	a classified board in which only a portion of our board of directors is elected each year;

•	restrictions on the ability of stockholders to call a special meeting of stockholders; and

•	requirement of a supermajority vote of our stockholders to amend selected provisions of our charter or bylaws.
     In addition, Delaware law imposes some restrictions on mergers and other business combinations between any holder of 15.0% or more of our outstanding common stock and us. See “Description of Our Capital Stock—Anti-Takeover Effects of Delaware Law and Our Charter and Bylaw Provisions”.
     These factors could discourage or make more difficult a merger, tender offer, proxy contest or acquisition of a significant portion of our common stock even if that event potentially would be favorable to the interests of our stockholders.
The Partnership may issue additional units, including units senior to the subordinated units we own, which may increase the risk that the Partnership will not have sufficient available cash to maintain or increase the per unit distribution level.
     The Partnership has wide latitude to issue additional units, including units that rank senior to the subordinated units and the incentive distributions rights as to quarterly cash distributions, on the terms and conditions established by the general partner. The payment of distributions on these additional units may increase the risk that the Partnership will be unable to maintain or increase the per unit distribution level. To the extent these new units are senior to the subordinated units and incentive distribution rights, their issuance will render more uncertain the payment of distributions on the subordinated units and incentive distribution rights. In addition, such issuance of additional units may make it more difficult for the subordinated units to convert into common units since conversion requires that we meet specific financial tests with respect to all outstanding units.

If in the future we cease to manage and control the Partnership through our direct or indirect ownership of the general partner interest in the Partnership, we may be deemed to be an investment company under the Investment Company Act of 1940.
     If we cease to manage and control the Partnership and are deemed to be an investment company under the Investment Company Act of 1940, we would either have to register as an investment company under the Investment Company Act, obtain exemptive relief from the SEC or modify our organizational structure or our contract rights to fall outside the definition of an investment company. Registering as an investment company could, among other things, materially limit our ability to engage in transactions with affiliates, including the purchase and sale of certain securities or other property to or from our affiliates, restrict our ability to borrow funds or engage in other transactions involving leverage and require us to add additional directors who are independent of us or our affiliates option. The issuance of common stock upon the exercise of these options could adversely affect the market price of the common stock and will result in dilution to our stockholders.
Tax Risks to Our Stockholders
     You are urged to read “Material Tax Consequences” for a more complete discussion of the expected material federal income tax consequences of owning and disposing of common stock.
The dividends we pay will be taxable to you.
     The maximum tax rate applicable to corporate dividends paid to individuals is currently 15.0% for most dividends by domestic corporations. This tax rate currently is subject to a sunset provision, pursuant to which dividends will be taxed at the maximum rate applicable to ordinary income for taxable years beginning after December 31, 2010. The maximum tax rate for ordinary income currently is 35.0% for individual taxpayers. An increased tax rate may reduce the value of the dividends that you receive from us and may adversely impact the value of your shares.
A successful IRS contest of the federal income tax positions taken by the Partnership may adversely impact the market for its common units and the costs of any contest will be borne by the Partnership and, therefore, indirectly by us and the other unitholders.
     The Partnership has not requested any ruling from the Internal Revenue Service, or IRS, with respect to its treatment as a partnership for federal income tax purposes or any other matter affecting it. The IRS may adopt positions that differ from the positions the Partnership takes, even positions taken with the advice of counsel. It may be necessary to resort to administrative or court proceedings to sustain some or all of the positions the Partnership takes. A court may not agree with all of the positions the Partnership takes. Any contest with the IRS may materially and adversely impact the market for the Partnership’s common units and the prices at which common units trade. In addition, the costs of any contest with the IRS will be borne by the Partnership and therefore indirectly by us, as a unitholder and as the owner of the general partner of the Partnership, and by the other unitholders.
The Partnership will determine the tax benefits that are available to an owner of units without regard to the units purchased. The IRS may challenge this treatment, which could adversely affect the value of the common units that we hold.
     Because the Partnership cannot match transferors and transferees of common units and because of other reasons, the Partnership will take depreciation and amortization positions that may not conform to all aspects of the Treasury regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to unitholders of the Partnership, including us. It also could affect the timing of these tax benefits or the amount of gain from the sale of common units and could have a negative impact on the value of the common units that we hold or result in audit adjustments to our tax return.
We may be required to pay taxes on income from the Partnership even if we do not receive any cash distributions from the Partnership.

     Because unitholders are treated as partners to whom the Partnership allocates taxable income which could be different in amount than the cash distributed, we may be required to pay federal income taxes and, in some cases, state, local, and foreign income taxes on our share of taxable income even if we do not receive cash distributions from the Partnership. We may not receive cash distributions equal to our share of taxable income or even the tax liability that results from that income.
Tax gain or loss on the disposition of the Partnership common units could be different than expected.
     Unitholders who sell common units will recognize gain or loss equal to the difference between the amount realized and their tax basis in those common units. Prior distributions in excess of the total net taxable income allocated for a common unit, which decreased the tax basis in that common unit, will, in effect, become taxable income to the unitholder if the common unit is sold at a price greater than the tax basis in that common unit, even if the price received is less than the original cost. A substantial portion of the amount realized, whether or not representing gain, will likely be ordinary income to the unitholder. Should the IRS successfully contest some positions the Partnership takes, unitholders could recognize more gain on the sale of units than would be the case under those positions, without the benefit of decreased income in prior years. In addition, unitholders who sell units may incur a tax liability in excess of the amount of cash they receive from the sale.
The sale or exchange of 50% or more of the Partnership’s capital and profits interests within a 12-month period will result in the termination of the partnership for federal income tax purposes.
     The Partnership will be considered to have terminated for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in the Partnership’s capital and profits within a 12-month period. Such termination would, among other things, result in the closing of the taxable year for all unitholders and could result in a deferral of depreciation deductions allowable in computing taxable income. This would have the result of increasing the amount of taxable income we derive from the Partnership.

FORWARD-LOOKING STATEMENTS
     Some of the information included in this prospectus, any prospectus supplement and the documents we incorporate by reference contain “forward-looking” statements. These statements discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to us, based on the current beliefs of our management as well as assumptions made by, and information currently available to, management. Words such as “may,” “will,” “anticipate,” “believe,” “expect,” “estimate,” “intend,” “project” and other similar phrases or expressions identify forward-looking statements. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus, any prospectus supplement and the documents we have incorporated by reference.
     These forward-looking statements are made based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.
     Because these forward-looking statements involve risks and uncertainties, actual results could differ materially from those expressed or implied by these forward-looking statements for a number of important reasons, including those discussed under “Risk Factors” beginning on page 2, and elsewhere in this prospectus.
     You should read these statements carefully because they discuss our expectations about our future performance, contain projections of our future operating results or our future financial condition, or state other “forward-looking” information. Before you invest, you should be aware that the occurrence of any of the events described in “Risk Factors” beginning on page 2 and elsewhere in this prospectus could substantially harm our business, results of operations and financial condition. We disclaim any obligation to announce publicly the result of any revision to any of the forward-looking information to reflect future events or developments.

USE OF PROCEEDS
     We intend to use the net proceeds from the sales of securities as set forth in the applicable prospectus supplement.
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS
     The table below sets forth the ratio of earnings to fixed charges for us for each of the periods indicated:

Three Months
	Historical					Ended March
	Year Ended December 31,					31, 2006
	2001	2002	2003	2004	2005
Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	(a)	(a)	0.9x	3.3x	2.1x	1.0x
     We have computed the ratio of earnings to combined fixed charges and preferred dividends by dividing earnings by combined fixed charges and preferred dividends. For this purpose, “earnings” means net income plus fixed charges, less interest capitalized and preference security dividend requirements. “Fixed charges” means interest expense, which includes the amortization of capitalized expenses relating to indebtedness. “Preference Security Dividend” means the amount of pre-tax earnings required to pay the dividends on outstanding preference securities.
(a)   Earnings were inadequate to cover fixed charges by $10.1 million and $8.9 million for the years ended December 31, 2001 and
  2002, respectively.

DESCRIPTION OF OUR CAPITAL STOCK
Common Stock
     Our restated certificate of incorporation authorizes our board of directors to issue up to 19,000,000 shares of common stock, approximately 6,236,531 shares of which are available for issuance as of May 31, 2006.
     Each holder of common stock is entitled to one vote for each share on all matters to be voted upon by the stockholders and there are no cumulative voting rights.
     Holders of common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors. In the event of our liquidation, dissolution or winding up, holders of common stock would be entitled to share in our assets remaining after the payment of liabilities and liquidation preferences on any outstanding preferred stock.
     Holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable.
     The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock that we may designate and issue in the future.
Preferred Stock
     Our restated certificate of incorporation authorizes our board of directors, subject to any limitations prescribed by law, without further stockholder approval, to establish from time to time one or more classes or series of preferred stock covering up to an aggregate of 1,000,000 shares of preferred stock, and to issue these shares of preferred stock. Each class or series of preferred stock will cover the number of shares and will have preferences, voting powers, qualifications and special or relative rights or privileges as is determined by the board of directors, which may include, among others, dividend rights, liquidation preferences, voting rights, conversion rights, preemptive rights and redemption rights. Currently no preferred stock is outstanding.
     The rights of the holders of common stock will be subject to the rights of holders of any preferred stock issued in the future. The issuance of preferred stock could adversely affect the voting power of holders of common stock and reduce the likelihood that common stockholders will receive dividend payments and payments upon liquidation. The issuance of preferred stock could also have the effect of decreasing the market price of the common stock and could delay, deter or prevent a change in control of our company.
Registration Rights
     In connection with our initial public offering (our “IPO”) in January 2004, we entered into an agreement whereby we granted certain registration rights to our then existing stockholders, including certain of our directors and all of our officers. According to the terms of the registration rights agreement, Yorktown Energy Partners IV, L.P., Yorktown Energy Partners V, L.P., Lubar Nominees and all of our officers at that time are entitled to demand registration rights for the 9,427,348 shares of our capital stock outstanding prior to the IPO and any shares acquired by such persons in connection with the exercise of stock options. The stockholders must exercise their demand for registration by delivering a written request to us. We shall not be required to effect more than two registration statements for our officers, and we shall not be required to effect more than four registration statements for Yorktown Energy Partners IV, L.P., Yorktown Energy Partners V, L.P. and Lubar Nominees. If our board of directors determines a demand registration would have an adverse effect on us, we may delay any demand registration for a period not to exceed 90 days. We are also not required to effect more than two registrations in any 12-month period. In addition, these stockholders may participate in any public offering by us of our common stock, other than an offering under a registration statement on Form S-4 or Form S-8 or any other forms not available for registering capital stock for the sale to the public, subject to marketing considerations as determined by our managing underwriter for that offering. We will pay all expenses in connection with any registration under this agreement. This agreement terminates to each stockholder when all of the stockholders’ shares have been registered pursuant to the Securities Act of 1933 and sold or sold under Rule 144 to the Securities Act of 1933.
Anti-Takeover Effects of Delaware Law and Our Charter and Bylaw Provisions
          A number of provisions in our certificate of incorporation, our bylaws and Delaware law may make it more difficult to acquire control of us. These provisions could deprive the stockholders of opportunities to realize a premium on the shares of common stock owned by them. In addition, these provisions may adversely affect the prevailing market price of our common stock. These provisions are intended to:
•	enhance the likelihood of continuity and stability in the composition of the board and in the policies formulated by the board;

•	discourage transactions which may involve an actual or threatened change in control of us;

•	discourage tactics that may be involved in proxy fights; and

•	encourage persons seeking to acquire control of our company to consult first with the board of directors to negotiate the terms of any proposed business combination or offer.
          Classified Board of Directors
          Our certificate of incorporation and bylaws provide that the number of our directors shall be fixed from time to time by a resolution of the majority of our board of directors. Our certificate of incorporation also provides that the board of directors shall be divided into three classes. The members of each class of directors will serve for staggered three-year terms. In accordance with Delaware General Corporation Law, directors serving on classified boards of directors may only be removed from office for cause by the affirmative vote of the holders of a majority of the outstanding shares entitled to vote in the election of directors. The classification of the board has the effect of requiring at least two annual stockholder meetings, instead of one, to replace a majority of the members of the board. Subject to the rights of the holders of any outstanding series of preferred stock, vacancies on the board of directors may be filled only by a majority of the remaining directors, or by the sole remaining director, or by the stockholders if there are no remaining directors. This provision could prevent a stockholder from obtaining majority representation on the board by enlarging the board of directors and filling the new directorships with its own nominees.
          Advance Notice Procedures for Stockholder Proposals and Director Nominations
          Our bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder’s notice generally must be delivered to or mailed and received at our principal executive offices not less than 120 calendar days prior to the first anniversary of the date on which we first mailed our proxy materials for the preceding year’s annual meeting of stockholders and not less than 60 calendar days prior to the meeting in the case of a special meeting; provided, however, that if a public announcement of the date of the special meeting is not given at least 130 days before the scheduled date for an annual meeting or 70 days before the scheduled date for a special meeting, then a stockholder’s notice will be timely if it is received at our principal executive offices within 10 days following the date public notice of the meeting date is first given, whether by press release or other public filing. In addition, our bylaws specify requirements as to the form and content of a stockholder’s notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.
          Stockholder Meetings and Actions by Written Consent
          Our certificate of incorporation provides that only our board of directors is permitted to call a meeting of stockholders and our stockholders are not permitted to act by written consent.

          Supermajority Vote on Certain Matters
          Delaware corporate law provides generally that the affirmative vote of a majority of the shares entitled to vote is required for certain business transactions, unless a corporation’s certificate of incorporation or bylaws requires a greater percentage. Our certificate of incorporation provides that approval by 67% of the voting power of all outstanding shares is required to authorize certain transactions between us and a holder of more than ten percent of the voting shares, unless certain minimum price and procedural requirements are met or the transaction is approved by a majority of directors who are unaffiliated with the holder and who were directors before such holder acquired its greater-than-ten percent interest. In addition, our certificate of incorporation provides that approval by the holders of 67% of the voting power of all the then outstanding shares is also required to authorize the sale of all or substantially all of our assets, a merger or consolidation with another entity, or any transaction(s) in which our stockholders immediately prior to the transaction(s) own immediately after such transaction(s) less than a majority of the voting power of the surviving entity.
          In addition, Delaware corporate law provides generally that the affirmative vote of a majority of the shares entitled to vote is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws requires a greater percentage. Our certificate of incorporation and bylaws permit our board of directors and stockholders to amend or repeal most provisions of our certificate of incorporation and bylaws by majority vote but require the affirmative vote of the holders of at least 67% of the voting power of all the then outstanding shares of our capital stock entitled to vote to amend or repeal the provisions of the certificate of incorporation providing for the division of our board of directors into three classes with staggered three-year terms, the approval by 67% of the voting power of all then outstanding shares of our capital stock entitled to vote prior to certain business combinations and the denial of the right of the stockholders to act by written consent and to call a meeting of stockholders and to amend or repeal the provisions of our bylaws providing for advance notice by stockholders of proposals and director nominations at stockholder meetings. The stockholder vote with respect to an amendment of our certificate of incorporation or bylaws would be in addition to any separate class vote that might in the future be required under the terms of any series of preferred stock that might be outstanding at the time any such amendments are submitted to the stockholders.
          The foregoing is a summary of the provisions of our certificate of incorporation and bylaws. You are directed to the full text of these documents which are attached as exhibits to the registration statement of which this prospectus is part.
Delaware Business Combination Statute
          We are subject to Section 203 of the Delaware General Corporation Law regulating corporate takeovers. This section prevents a Delaware corporation from engaging in a business combination which includes a merger or sale of more than 10% of the corporation’s assets with a stockholder who owns 15% or more of the corporation’s outstanding voting stock, as well as affiliates and associates of any of those persons. That prohibition extends for three years following the date that stockholder acquired that amount of stock unless:
•	the transaction in which that stockholder acquired the stock is approved by the board of directors prior to that date;

•	upon completion of the transaction that resulted in the acquisition of the stock, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned by various employee benefit plans or persons who are directors and also officers; or

•	on or after the date the stockholder acquired the stock, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the stockholder.
          A corporation may, at its option, exclude itself from Section 203 of the Delaware General Corporation Law by amending its certificate of incorporation or bylaws by action of its stockholders. The charter or bylaw amendment shall not become effective until 12 months after the date it is adopted or applies to a stockholder. We have not adopted that charter or bylaw amendment.
Transfer Agent and Registrar
          American Stock Transfer & Trust Company serves as registrar and transfer agent for the common stock.

DESCRIPTION OF WARRANTS
          We may issue warrants to purchase any combination of common stock, preferred stock or other securities. We may issue warrants independently or together with other securities. Warrants sold with other securities may be attached to or separate from the other securities. We will issue warrants under one or more warrant agreements between us and a warrant agent that we will name in the prospectus supplement.
          The prospectus supplement relating to any warrants we are offering will include specific terms relating to the offering. We will file the form of any warrant agreement with the SEC, and you should read the warrant agreement for provisions that may be important to you. The prospectus supplement will include some or all of the following terms:
•	the title of the warrants;

•	the aggregate number of warrants offered;

•	the designation, number and terms of the common stock, preferred stock or other securities purchasable upon exercise of the warrants, and procedures by which the number of securities purchasable may be adjusted;

•	the exercise price of the warrants;

•	the dates or periods during which the warrants are exercisable;

•	the designation and terms of any securities with which the warrants are issued;

•	if the warrants are issued as a unit with another security, the date, if any, on and after which the warrants and the other security will be separately transferable;

•	any minimum or maximum amount of warrants that may be exercised at any one time; and

•	any terms, procedures and limitations relating to the transferability, exchange or exercise of the warrants.
DESCRIPTION OF STOCK PURCHASE CONTRACTS
          We may issue stock purchase contracts, including contracts obligating holders to purchase from us, and us to sell to the holders, or for us to issue in exchange for other securities, a specified number of shares of our common stock or preferred stock (or a range of numbers of shares in accordance with a predetermined formula) at a future date or dates or upon the occurrence of specified events. The price per share of common stock or preferred stock may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula set forth in the stock purchase contracts.
          The stock purchase contracts may require holders to secure their obligations in a specified manner, and in specified circumstances we may deliver newly issued prepaid stock purchase contracts, often known as prepaid securities, upon release to a holder of any collateral securing that holder’s obligations under the original stock purchase contract.
          The applicable prospectus supplement will describe the material terms of any stock purchase contracts and, if applicable, prepaid securities. For more information, you also should review the stock purchase contracts and, if applicable, the collateral arrangements and depositary arrangements relating to those stock purchase contracts and any prepaid securities and the document under which the prepaid securities will be issued. We will file forms of these documents with the SEC before we issue any stock purchase contracts and, if applicable, prepaid securities.

MATERIAL TAX CONSEQUENCES
          This section discusses the material federal income tax consequences that may be relevant to prospective stockholders. This discussion has only limited application to corporations, estates, trusts, nonresident aliens or other stockholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts, real estate investment trusts, or mutual funds. Accordingly, we recommend that each prospective stockholder consult, and depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences particular to him of the ownership or disposition of shares of common stock. No attempt has been made in the following discussion to comment on all federal income tax matters affecting the stockholders. Unless the context otherwise requires, references in this section to “us” or “we” are references to Crosstex Energy, Inc.
          This section also discusses certain material federal income tax consequences of our ownership of Crosstex Energy, L.P. and identifies certain differences between holding shares of our stock and holding common units of Crosstex Energy, L.P.
          This discussion is based upon current provisions of the Internal Revenue Code, existing regulations, proposed regulations to the extent noted, and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Baker Botts L.L.P., counsel to us, and are based in part on the accuracy of certain factual matters.
          No ruling has been or will be requested from the IRS regarding any matter affecting prospective stockholders or us. An opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made here may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the common stock and the prices at which the common stock trade. Furthermore, the tax considerations discussed herein may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.
Our Tax Treatment
          We are a corporation for federal income tax purposes. As such, our federal taxable income is subject to tax at a maximum rate which is currently 35%. Additionally, in certain circumstances, we could be subject to the alternative minimum tax at a rate which is currently 20% on our alternative minimum taxable income to the extent that the alternative minimum tax exceeds our regular tax.
          The Treasury Regulations generally require the Partnership to specially allocate items of income, gain, loss, and deduction in such a way that new partners in a partnership receive the full benefit of the purchase price of their units. As a result of these so-called remedial allocations, we will be allocated less depreciation than other unitholders, meaning that we will be allocated more income relative to our cash distributions and the relative amount thereof may increase if the Partnership issues additional units. In addition, the general partner of the Partnership, of which we are the sole owner, owns certain incentive distribution rights. The incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Through our ownership of the general partner, we indirectly will be allocated additional income that corresponds to our right to receive additional distributions.
          As a result of the remedial allocations and incentive distribution rights, we expect to have significant taxable income allocated to us from our investment in the Partnership units. If the Partnership is successful in implementing its strategy to increase distributable cash flow, such taxable income will increase over the years as the ratio of income to distributions increases for all unitholders, which will occur as the Partnership’s depreciation deductions and other income offsets decline.

          We currently have a net operating loss carryforward and we believe that it is more likely than not that the future results of operations will generate sufficient taxable income to utilize these net operating losses. However, we do not believe that our net operating loss carryforward will not be sufficient to fully offset the income allocated to us by the Partnership. As a result, we will have to pay tax on our federal taxable income at a maximum rate of 35.0% under current law. Thus, the amount of money available to make cash distributions to our stockholders will decrease markedly after we use all of our net operating loss carryforward.
          Our use of this net operating loss carryforward will be limited if there is a greater than 50.0% change in our stock ownership over a three year period. However, we do not expect such a change in ownership to occur before we fully utilize our loss carryforward.
Tax Consequences of Share Ownership
          Disposition of Shares. If a stockholder sells or otherwise disposes of his shares, the stockholder will recognize gain or loss equal to the difference between the amount realized and the stockholder’s tax basis for the shares sold or otherwise disposed of. The stockholder’s amount realized will be measured by the sum of cash and the fair market value of other property received by him in exchange for his shares. A stockholder’s initial tax basis for his shares will be the amount paid for them. Such gain or loss recognized by a stockholder, other than a dealer in common stock, will be capital gain or loss. Capital gain recognized by an individual on the sale of shares held more than 12 months generally is currently taxed at a maximum rate of 15.0%, which is lower than the maximum rate of 35.0% that an individual currently pays on ordinary income. Net capital loss may offset capital gains and no more than $3,000 of ordinary income per taxable year, in the case of individuals, and may only be used to offset capital gains in the case of corporations.
          Distributions on Shares. We expect to pay cash dividends quarterly. The gross amount of any distribution by us of cash or property with respect to our shares will be includable in income by a stockholder as dividend income to the extent such distributions are paid out of our current or accumulated earnings and profits as determined under federal income tax principles. Under the current federal income tax rate structure, dividends paid to individuals are taxed at a maximum rate of 15.0%. Dividends paid to corporate stockholders are currently subject to tax at a maximum rate of 35.0%, but generally will be eligible for the dividends received deduction. To the extent, if any, that the amount of any distribution by us exceeds our current and accumulated earnings and profits as determined under federal income tax principles, it will be treated first as a tax-free reduction of the stockholder’s adjusted tax basis in his shares of common stock and amounts in excess of such basis will be treated as capital gain. We will maintain calculations of our earnings and profits under federal income tax principles.
Tax-Exempt Organizations and Other Investors
          Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement plans, are subject to federal income tax on their unrelated business taxable income. In this regard, income and gain of the Partnership that is allocable to a tax-exempt investor in common units of the Partnership is taxable as unrelated business taxable income. Because we are a corporation, an owner of shares will not report on its federal income tax return any of our items of income, gain, loss and deduction. Therefore, a tax-exempt investor will not have unrelated business taxable income attributable to its ownership or sale of shares of our common stock unless its ownership of the shares is debt financed. In general, a share would be debt financed if the tax-exempt owner of shares incurs or maintains a debt that would not have been incurred or maintained if that share had not been acquired.
          Foreign Persons. Dividends paid to nonresident aliens and foreign corporations, trusts and estates generally will be subject to United States withholding tax at a rate of 30% of the gross amount of the dividend. The withholding tax might not apply, however, or may apply at a reduced rate, under terms of a tax treaty between the United States and the non-U.S. stockholder’s country of residence. A non-U.S. stockholder must demonstrate its entitlement to treaty benefits by certifying its nonresident status with:
•	an IRS Form W-8BEN (or other applicable form) and certifying under penalties of perjury that such holder is not a United States person and is entitled to the claimed treaty benefits; or

•	if the common stock is held through certain foreign intermediaries, the relevant certification requirements of applicable United States Treasury regulations.
If the dividends are effectively connected with the conduct of a U.S. trade or business by a non-U.S. stockholder, the dividends would be taxed at the graduated rates applicable to U.S. citizens, resident aliens, and domestic corporations and would not be subject to United States withholding tax if you give an appropriate statement to the withholding agent in advance of the dividend payment.
          Any gain recognized by a non-U.S. stockholder who does not own, directly or indirectly, more than 5% of our common stock on the sale, exchange, or redemption of common stock generally will be subject to United States federal income tax or withholding tax, only if:
•	the gain is effectively connected with the conduct of the non-U.S. stockholder’s U.S. trade or business and, where a treaty applies, is attributable to a U.S. permanent establishment of that owner (and in which case, if the owner is a foreign corporation, it may be subject to an additional branch profits tax equal to 30% or a lower rate as may be specified by an applicable income tax treaty);

•	in the case of a non-U.S. stockholder who is an individual, such stockholder is present in the United States for a period or periods aggregating 183 days or more during the taxable year of the transfer and certain other circumstances are present; or

•	if the non-U.S. stockholder is subject to tax pursuant to the provisions of U.S. tax law applicable to certain U.S. expatriates (including certain former citizens or residents of the United States.
This summary does not address the United States federal income tax consequences to a non-U.S. stockholder who owns, directly or indirectly, more than 5% of our common stock. Such stockholders should consult their tax advisors to determine the United States federal, state, local and other tax consequences that may be relevant to them.
Taxation of Crosstex Energy, L.P.
          The Partnership expects to be treated as a partnership for federal income tax purposes. Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes certain income and gains derived from the transportation and processing of crude oil, natural gas and products thereof. Other types of qualifying income include interest other than from a financial business, dividends, gains from the sale of real property and gains from the sale or other disposition of assets held for the production of income that otherwise constitutes qualifying income.
          The Partnership expects to conduct its business so as to meet the Qualifying Income Exception. If the Partnership fails to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery, the Partnership will be treated as a newly formed corporation for federal income tax purposes. If the Partnership were treated as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, the Partnership’s items of income, gain, loss and deduction would be reflected only on its tax return rather than being passed through to the unitholders, and the Partnership’s net income would be taxed to it at corporate rates. In addition, any distribution made to a unitholder would be treated as either taxable dividend income, to the extent of the Partnership’s current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder’s tax basis in his common units, or taxable capital gain, after the unitholder’s tax basis in his common units is reduced to zero. Accordingly, treatment of the Partnership as a corporation would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction in the value of its common units, including the units we hold.
Certain Differences between an Investment in Our Stock and an Investment in Common Units of Crosstex Energy, L.P.
          Because we are a corporation and not a flow-through entity, such as Crosstex Energy, L.P., a stockholder will not report on his federal income tax return any of our items of income, gain, loss, and deduction. Thus, our stockholders will not receive Forms K-1 to reflect their share of these items and will not have taxable income as a result of an investment in us unless they receive a distribution of cash or property from us or sell or otherwise dispose of their shares of common stock.
          Unlike the investment by a unitholder in common units of Crosstex Energy, L.P., a stockholder’s basis in his shares will not be increased by his share of our income or decreased by distributions he receives from us or by his share of our losses. No portion of a stockholder’s gain or loss on the sale of his shares of our common stock will be taxed at ordinary income rates, whereas the sale of common units will generate ordinary income or loss under Section 751 of the Internal Revenue Code to the extent such gain or loss is attributable to unrealized receivables, inventory items or depreciation recapture. Our stockholders will have taxable dividend income upon receiving a distribution from us to the extent we have current or accumulated earnings and profits, whereas a distribution on common units first will serve to reduce the unitholder’s basis in his common units.
          Finally, because an owner of common units will report on his federal income tax return the partnership’s items of income, gain, loss and deduction, an investment in common units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations, and other foreign persons may have substantially adverse tax consequences to them. In particular, a tax-exempt entity will be treated as having unrelated business taxable income. Foreign persons likely will be treated as doing business in the United States. An investment in our common stock will not have the foregoing enumerated adverse tax consequences.
Information Reporting and Backup Withholding
          The Code and the Treasury regulations require those who make specified payments to report such payments to the IRS. Among the specified payments are interest, dividends and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by “backup withholding” rules. These rules require a payor to withhold tax from payments subject to information reporting if the recipient fails to provide his or her taxpayer identification number, or repeatedly fails to report interest or dividends on his returns. The withholding tax rate is currently 28%. The information reporting and backup withholding rules generally do not apply to payments to corporations, whether domestic or foreign.
          Payments of dividends or payments made of the proceeds from the disposition of common stock to or through the U.S. office of any broker generally will be subject to information reporting, and, in addition, to backup withholding, unless the stockholder provides us or our paying agent with a correct taxpayer identification number.
          The backup withholding rules do not apply to payments that are subject to the 30% withholding tax on dividends paid to nonresidents, or to payments that are subject to a lower withholding tax rate or exempt from tax by application of a tax treaty or a special exception. Therefore, payments of dividends on common stock to non-U.S. persons generally will not be subject to backup withholding. To avoid backup withholding, a non-U.S. person must certify its nonresident status (as described above).
          Any amounts withheld under the backup withholding rules from a payment to you generally should be allowed as a refund or a credit against your United States federal income tax liability, provided that the requisite tax reporting procedures are followed.

PLAN OF DISTRIBUTION
     We may sell the securities being offered hereby directly to purchasers, through agents, through underwriters or through dealers.
     We, or agents designated by us, may directly solicit, from time to time, offers to purchase the securities. Any such agent may be deemed to be an underwriter as that term is defined in the Securities Act of 1933. We will name the agents involved in the offer or sale of the securities and describe any commissions payable by us to these agents in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, these agents will be acting on a best efforts basis for the period of their appointment. The agents may be entitled under agreements which may be entered into with us to indemnification by us against specific civil liabilities, including liabilities under the Securities Act of 1933. The agents may also be our customers or may engage in transactions with or perform services for us in the ordinary course of business.
     If we utilize any underwriters in the sale of the securities in respect of which this prospectus is delivered, we will enter into an underwriting agreement with those underwriters at the time of sale to them. We will set forth the names of these underwriters and the terms of the transaction in the prospectus supplement, which will be used by the underwriters to make resales of the securities in respect of which this prospectus is delivered to the public. We may indemnify the underwriters under the relevant underwriting agreement to indemnification by us against specific liabilities, including liabilities under the Securities Act. The underwriters may also be our customers or may engage in transactions with or perform services for us in the ordinary course of business.
     If we utilize a dealer in the sale of the securities in respect of which this prospectus is delivered, we will sell those securities to the dealer, as principal. The dealer may then resell those securities to the public at varying prices to be determined by the dealer at the time of resale. We may indemnify the dealers against specific liabilities, including liabilities under the Securities Act. The dealers may also be our customers or may engage in transactions with, or perform services for us in the ordinary course of business.
     Common stock may also be sold directly by us. In this case, no underwriters or agents would be involved. We may use electronic media, including the Internet, to sell offered securities directly.
     To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. The place and time of delivery for the securities in respect of which this prospectus is delivered are set forth in the accompanying prospectus supplement.
LEGAL MATTERS
     The validity of the securities offered in this prospectus will be passed upon for us by Baker Botts L.L.P., Dallas, Texas. If certain legal matters in connection with an offering of the securities made by this prospectus and a related prospectus supplement are passed on by counsel for the underwriters of such offering, that counsel will be named in the applicable prospectus supplement related to that offering.
EXPERTS
     The consolidated financial statements and schedules of Crosstex Energy, Inc. as of December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.
     KPMG LLP’s report dated March 13, 2006, on management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting as of December 31, 2005, contains an explanatory paragraph that states that the Company acquired, through its interest in Crosstex Energy, L.P., CFS Louisiana Midstream Company and El Paso Dauphin Island Company, L.L.C. during 2005, and management excluded from its assessment of the effectiveness the Company’s internal control over financial reporting as of December 31, 2005 any internal control evaluation over financial reporting associated with CFS Louisiana Midstream Company and El Paso Dauphin Island Company, L.L.C.’s total assets of $488.2 million and total revenues of $66.3 million included in the consolidated financial statements of Crosstex Energy, Inc. and subsidiaries as of and for the year ended December 31, 2005. The audit of internal control over financial reporting of Crosstex Energy, Inc. also excluded an evaluation of the internal control over financial reporting of CFS Louisiana Midstream Company and El Paso Dauphin Island Company, L.L.C.

WHERE YOU CAN FIND MORE INFORMATION
     We have filed a registration statement with the SEC under the Securities Act of 1933 that registers the securities offered by this prospectus. The registration statement, including the attached exhibits, contains additional relevant information about us. The rules and regulations of the SEC allow us to omit some information included in the registration statement from this prospectus.
     In addition, we file annual, quarterly and other reports and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on the operation of the SEC’s public reference room. Our SEC filings are available on the SEC’s web site at http:/ /www.sec.gov. We also make available free of charge on our website, at http:/ /www.crosstexenergy.com, all materials that we file electronically with the SEC, including our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, Section 16 reports and amendments to these reports as soon as reasonably practicable after such materials are electronically filed with, or furnished to, the SEC. Information contained on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.
     The SEC allows us to “incorporate by reference” the information we have filed with the SEC. This means that we can disclose important information to you without actually including the specific information in this prospectus by referring you to other documents filed separately with the SEC. These other documents contain important information about us, our financial condition and results of operations. The information incorporated by reference is an important part of this prospectus. Information that we file later with the SEC will automatically update and may replace information in this prospectus and information previously filed with the SEC.
     We incorporate by reference in this prospectus the documents listed below:
•	our annual report on Form 10-K for the fiscal year ended December 31, 2005, filed on March 16, 2006 and the amendment to our annual report on Form 10-K/A for the fiscal year ended December 31, 2005, filed on March 24, 2006;

•	our quarterly report on Form 10-Q for the three months ended March 31, 2006, filed on May 10, 2006;

•	our current reports on Form 8-K filed on March 28, 2006, April 27, 2006, May 4, 2006 and May 17, 2006 and Form 8-K/A filed on April 28, 2006 (in each case to the extent filed and not furnished);

•	the description of our common stock in our registration statement on Form 8-A (File No. 000-50536) filed pursuant to the Securities Exchange Act of 1934 on December 31, 2003; and

•	all documents filed by us under Sections 13(a), 13(c), 14 or l5(d) of the Securities Exchange Act of 1934 between the date of this prospectus and the termination of the registration statement.
     You may obtain any of the documents incorporated by reference in this prospectus from the SEC through the SEC’s web site at the address provided above. You also may request a copy of any document incorporated by reference in this prospectus (including exhibits to those documents specifically incorporated by reference in this document), at no cost, by visiting our internet website at www.crosstexenergy.com, or by writing or calling us at the following address:
Crosstex Energy, Inc.
2501 Cedar Springs, Suite 100
Dallas, Texas 75201
Attention: Denise LeFevre
Telephone: (214) 721-9245

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 14. Other Expenses of Issuance and Distribution.
     Set forth below are the expenses (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of an assumed amount of $500,000,000 of securities registered under this registration statement. The assumed amount has been used to demonstrate the expenses of an offering and does not represent an estimate of the amount of securities that may be registered or distributed because such amount is unknown at this time.

Securities and Exchange Commission Registration Fee(1)	$53,500
Legal Fees and Expenses	20,000
Accounting Fees and Expenses	10,000
Printing Expenses	10,000
Miscellaneous	6,500

TOTAL	$100,000

(1)	In accordance with Rules 456(b) and 457(r), the registrants are deferring payment of all of the registration fee.
Item 15. Indemnification of Directors and Officers.
     Crosstex Energy, Inc.
     Section 145 of the Delaware General Corporation Law permits indemnification of officers, directors and other corporate agents under specific circumstances and subject to specific limitations. Our restated certificate of incorporation and restated bylaws provide that we shall indemnify its directors and officers to the full extent permitted by Delaware General Corporation Law, including in circumstances in which indemnification is otherwise discretionary under Delaware law.
     We have entered into indemnification agreements with our directors and executive officers that provide the maximum indemnity allowed to directors and executive officers by Section 145 of the Delaware General Corporation Law, as well as certain additional procedural protections. The indemnity agreements provide that directors will be indemnified to the fullest extent not prohibited by law against all expenses (including attorney’s fees) and settlement amounts paid or incurred by them in any action or proceeding as directors or executive officers of Crosstex Energy, Inc., including any action on account of their services as executive officers or directors of any other company or enterprise when they are serving in such capacities at the request of Crosstex Energy, Inc., and including any action by or in the right of Crosstex Energy, Inc. In addition, the indemnity agreements provide for reimbursement of expenses incurred in conjunction with being a witness in any proceeding to which the indemnitee is not a party. We must pay in advance of a final disposition of a proceeding or claim the expenses incurred by the indemnitee no later than 10 days after receipt of an undertaking by or on behalf of the indemnitee, to repay the amount of the expenses to the extent that it is ultimately determined that the indemnitee is not entitled to be indemnified by us. The indemnity agreements also provide the indemnitee with remedies in the event that we do not fulfill our obligations under the indemnity agreements.
     Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for payments of unlawful dividends or unlawful stock repurchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit. Our restated certificate of incorporation provides for that limitation of liability.
     Policies of insurance are maintained by us under which our directors and officers are insured, within the limits and subject to the limitations of the policies, against specific expenses in connection with the defense of, and specific liabilities which might be imposed as a result of, actions, suits or proceedings to which they are parties by reason of being or having been directors or officers.

Item 16. Exhibits.
     (a) Exhibits. The following documents are filed as exhibits to this Registration Statement:

1.1*	––	Form of Underwriting Agreement.

4.1	––	Restated Certificate of Incorporation of Crosstex Energy, Inc. (filed as Exhibit 3.1 to Crosstex Energy, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2003 and incorporated herein by reference).

4.2	––	Third Amended and Restated Bylaws of Crosstex Energy, Inc. (filed as Exhibit 3.1 to Crosstex Energy, Inc.’s Current Report on Form 8-K dated March 23, 2006, filed with the Commission on March 28, 2006 and incorporated herein by reference).

4.3	––	Certificate of Limited Partnership of Crosstex Energy, L.P. (filed as Exhibit 3.1 to the Crosstex Energy, L.P.’s Registration Statement on Form S-1 (File No. 333-97779), filed on August 7, 2002 and incorporated herein by reference).

4.4	––	Fourth Amended and Restated Agreement of Limited Partnership of Crosstex Energy, L.P., dated as of November 1, 2005 (filed as Exhibit 3.1 to Crosstex Energy, L.P.’s Current Report on Form 8-K filed on November 3, 2005 and incorporated herein by reference).

4.5	––	Certificate of Limited Partnership of Crosstex Energy Services, L.P. (filed as Exhibit 3.3 to Crosstex Energy L.P.’s Registration Statement on Form S-1 (File No. 333-97779), filed on August 7, 2002 and incorporated herein by reference).

4.6	––	Second Amended and Restated Agreement of Limited Partnership of Crosstex Energy Services, L.P., dated as of April 1, 2004 (filed as Exhibit 3.5 to Crosstex Energy L.P.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 (File No. 000-50067) and incorporated herein by reference).

4.7	––	Certificate of Limited Partnership of Crosstex Energy GP, L.P. (filed as Exhibit 3.5 to the Crosstex Energy, L.P.’s Registration Statement on Form S-1 (File No. 333-97779), filed on August 7, 2002 and incorporated herein by reference).

4.8	––	Agreement of Limited Partnership of Crosstex Energy GP, L.P., dated as of July 12, 2002 (filed as Exhibit 3.6 to the Crosstex Energy, L.P.’s Registration Statement on Form S-1 (File No. 333-97779), filed on August 7, 2002 and incorporated herein by reference).

4.9	––	Certificate of Formation of Crosstex Energy GP, LLC (filed as Exhibit 3.7 to Crosstex Energy, L.P.’s Registration Statement on Form S-1 (File No. 333-97779), filed on August 7, 2002 and incorporated herein by reference).

4.10	––	Amended and Restated Limited Liability Company Agreement of Crosstex Energy GP, LLC, dated as of December 17, 2002 (filed as Exhibit 3.8 to the Crosstex Energy, L.P.’s Registration Statement on Form S-1 (File No. 333-106927), filed on July 10, 2003 and incorporated herein by reference).

4.10	––	Specimen Certificate representing shares of common stock (filed as Exhibit 4.1 to our Registration Statement on Form S-1, file No. 333-110095 and incorporated herein by reference).

4.11*	––	Specimen Certificate representing shares of preferred stock.

4.12*	––	Form of Warrant Agreement.

5.1	––	Opinion of Baker Botts L.L.P. as to the legality of the securities being registered.

8.1	––	Opinion of Baker Botts L.L.P. relating to tax matters.

12.1	––	Statement of Computation of Ratios of Earnings to Combined Fixed Charges and Preferred Dividends.

21.1	––	List of Subsidiaries.

23.1	––	Consent of KPMG LLP.

23.2	––	Consent of Baker Botts L.L.P. (contained in Exhibits 5.1 and 8.1).

24.1	––	Power of Attorney (included on the signature page hereof).

*	To be filed by amendment or as an exhibit to a current report on Form 8-K of the registrant.
Item 17. Undertakings.
     (a) The undersigned registrant hereby undertakes:
(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:
(i)	If the registrant is relying on Rule 430B:
(A)	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.
(5)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, as amended, each of the registrants certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on May 31, 2006.

CROSSTEX ENERGY, INC.

By:	/s/ William W. Davis
Name:	William W. Davis
Title:	Executive Vice President and Chief Financial Officer
POWER OF ATTORNEY
     Each person whose signature appears below hereby constitutes and appoints Barry E. Davis, Joe A. Davis and William W. Davis, and each of them, any of whom may act without the joinder of the other, as his lawful attorneys-in-fact and agents, with full power or substitution and resubstitution for him in any and all capacities, to sign any or all amendments or post-effective amendments to this registration statement, or any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with exhibits hereto and other documents in connection therewith or in connection with the registration of the securities under the Securities Act of 1934, as amended, with the Securities and Exchange Commission, granting unto such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary in connection with such matters and hereby ratifying and confirming all that such attorneys-in-fact and agents or his substitutes may do or cause to be done by virtue hereof.
     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated below.

Signature	Title	Date

/s/ Barry E. Davis Barry E. Davis	President, Chief Executive Officer and Director (Principal Executive Officer)	May 31, 2006

/s/ Frank M. Burke Frank M. Burke	Director	May 31, 2006

/s/ Bryan H. Lawrence Bryan H. Lawrence	Chairman of the Board	May 31, 2006

/s/ Sheldon B. Lubar Sheldon B. Lubar	Director	May 31, 2006

/s/ Cecil E. Martin Cecil E. Martin	Director	May 31, 2006

/s/ Robert F. Murchison Robert F. Murchison	Director	May 31, 2006

/s/ William W. Davis William W. Davis	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	May 31, 2006

INDEX TO EXHIBITS

Exhibit
Number	Description
1.1*	Form of Underwriting Agreement.

4.1	Restated Certificate of Incorporation of Crosstex Energy, Inc. (filed as Exhibit 3.1 to Crosstex Energy, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2003 and incorporated herein by reference).

4.2	Third Amended and Restated Bylaws of Crosstex Energy, Inc. (filed as Exhibit 3.1 to Crosstex Energy, Inc.’s Current Report on Form 8-K dated March 23, 2006, filed with the Commission on March 28, 2006 and incorporated herein by reference).

4.3	Certificate of Limited Partnership of Crosstex Energy, L.P. (filed as Exhibit 3.1 to the Crosstex Energy, L.P.’s Registration Statement on Form S-1 (File No. 333-97779), filed on August 7, 2002 and incorporated herein by reference).

4.4	Fourth Amended and Restated Agreement of Limited Partnership of Crosstex Energy, L.P., dated as of November 1, 2005 (filed as Exhibit 3.1 to Crosstex Energy, L.P.’s Current Report on Form 8-K filed on November 3, 2005 and incorporated herein by reference).

4.5	Certificate of Limited Partnership of Crosstex Energy Services, L.P. (filed as Exhibit 3.3 to Crosstex Energy L.P.’s Registration Statement on Form S-1 (File No. 333-97779), filed on August 7, 2002 and incorporated herein by reference).

4.6	Second Amended and Restated Agreement of Limited Partnership of Crosstex Energy Services, L.P., dated as of April 1, 2004 (filed as Exhibit 3.5 to Crosstex Energy L.P.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 (File No. 000-50067) and incorporated herein by reference).

4.7	Certificate of Limited Partnership of Crosstex Energy GP, L.P. (filed as Exhibit 3.5 to the Crosstex Energy, L.P.’s Registration Statement on Form S-1 (File No. 333-97779), filed on August 7, 2002 and incorporated herein by reference).

4.8	Agreement of Limited Partnership of Crosstex Energy GP, L.P., dated as of July 12, 2002 (filed as Exhibit 3.6 to the Crosstex Energy, L.P.’s Registration Statement on Form S-1 (File No. 333-97779), filed on August 7, 2002 and incorporated herein by reference).

4.9	Certificate of Formation of Crosstex Energy GP, LLC (filed as Exhibit 3.7 to Crosstex Energy, L.P.’s Registration Statement on Form S-1 (File No. 333-97779), filed on August 7, 2002 and incorporated herein by reference).

4.10	Amended and Restated Limited Liability Company Agreement of Crosstex Energy GP, LLC, dated as of December 17, 2002 (filed as Exhibit 3.8 to the Crosstex Energy, L.P.’s Registration Statement on Form S-1 (File No. 333-106927), filed on July 10, 2003 and incorporated herein by reference).

4.11	Specimen Certificate representing shares of common stock (filed as Exhibit 4.1 to our Registration Statement on Form S-1, file No. 333-110095 and incorporated herein by reference).

4.12*	Specimen Certificate representing shares of preferred stock.

4.13*	Form of Warrant Agreement.

5.1	Opinion of Baker Botts L.L.P. as to the legality of the securities being registered.

Exhibit
Number	Description
8.1	Opinion of Baker Botts L.L.P. relating to tax matters.

12.1	Statement of Computation of Ratios of Earnings to Combined Fixed Charges and Preferred Dividends.

21.1	List of Subsidiaries.

23.1	Consent of KPMG LLP.

23.2	Consent of Baker Botts L.L.P. (contained in Exhibits 5.1 and 8.1).

24.1	Power of Attorney (included on the signature page hereof).

*	To be filed by amendment or as an exhibit to a current report on Form 8-K of the registrant.